Exhibit 99.1

CARDIOL THERAPEUTICS INC.

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2026

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

Unaudited

	As at	As at
	September 30,	December 31,
	2026	2025
ASSETS

Current assets
Cash and cash equivalents (note 3)	$29,229,802	$21,416,684
Accounts receivable	76,306	55,727
Other receivables	296,764	170,468
Prepaid expenses	3,140,642	1,858,961
Total current assets	32,743,514	23,501,840

Non-current assets
Property and equipment (note 4)	142,273	118,093
Total assets	$32,885,787	$23,619,933

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$5,036,450	$3,478,825
Current portion of lease liability (note 5)	42,898	38,347
Derivative liability (note 6)	148,809	2,137,867
Total current liabilities	5,228,157	5,655,039

Non-current liabilities
Lease liability (note 5)	54,376	87,176
Total liabilities	5,282,533	5,742,215

Equity
Share capital (note 7)	237,454,492	201,866,449
Warrants (note 9)	2,820,121	-
Contributed surplus	30,626,636	29,084,244
Deficit	(243,297,995)	(213,072,975)
Total equity	27,603,254	17,877,718
Total equity and liabilities	$32,885,787	$23,619,933

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Commitments (note 11)

Subsequent events (notes 8, 9 and 14)

Approved on behalf of the Board:

"David Elsley", Director	"Guillermo Torre-Amione", Director

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

Unaudited

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Operating expenses (notes 8, 12, 13)
General and administration (note 12)	$5,930,672	$5,393,522	$15,429,919	$15,009,650
Research and development (note 12)	3,871,327	4,786,578	12,016,795	11,275,671
Loss before other income (expenses)	(9,801,999)	(10,180,100)	(27,446,714)	(26,285,321)
Interest income (note 3)	200,316	122,256	602,372	551,192
Gain (loss) on foreign exchange	131,439	93,563	649,107	(872,176)
Change in derivative liability (note 6)	(3,854,360)	-	(4,230,791)	-
Other income	-	-	201,006	-
Net loss and comprehensive loss for the period	$(13,324,604)	$(9,964,281)	$(30,225,020)	$(26,606,305)

Basic and diluted net loss per share (note 10)	$(0.11)	$(0.12)	$(0.27)	$(0.32)
Weighted average number of common shares outstanding	118,028,542	84,727,401	114,016,950	83,337,682

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Unaudited

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2026	2025
Operating activities
Net loss and comprehensive loss for the period	$(30,225,020)	$(26,606,305)
Adjustments for:
Depreciation of property and equipment	51,041	76,007
Share-based compensation (note 8)	7,665,977	7,686,761
Change in derivative liability	4,230,791	-
Unrealized foreign exchange (gain)/loss on cash	(731,407)	299,601
Accretion on lease liability	13,283	17,199
Changes in non-cash working capital items:
Accounts receivable	(20,579)	62,872
Other receivables	(126,296)	102,869
Prepaid expenses	(1,281,681)	(262,023)
Accounts payable and accrued liabilities	3,949,051	(6,333)
Net cash used in operating activities	(16,474,840)	(18,629,352)

Investing activities
Purchase of property and equipment	(75,221)	(21,396)
Net cash used in investing activities	(75,221)	(21,396)

Financing activities
Issuance of units	14,850,001	-
Share issuance costs	(1,236,375)	-
Proceeds from stock options exercised	12,075	34,260
Proceeds from warrants exercised	10,047,603	-
Payment of lease liability	(41,532)	(41,532)
Net cash provided by (used in) financing activities	23,631,772	(7,272)
Net change in cash and cash equivalents	7,081,711	(18,658,020)
Cash and cash equivalents, beginning of period	21,416,684	30,580,029
Impact of foreign exchange on cash and cash equivalents	731,407	(299,601)
Cash and cash equivalents, end of period	$29,229,802	$11,622,408

Supplemental information
Deferred share issuance costs included in accounts payable and accrued liabilities	$-	$(43,924)
Accounts payable and accrued liabilities settled through equity	$2,391,426	$3,761,600

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

Unaudited

	Share capital		Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2024	82,608,992	$179,335,421	$-	$24,647,163	$(179,254,101)	$24,728,483
Deferred share issuance costs	-	-	-	-	(43,924)	(43,924)
Restricted share units redeemed	271,485	568,836	-	(568,836)	-	-
Stock options exercised	25,000	34,260	-	-	-	34,260
Fair value of stock options exercised	-	22,033	-	(22,033)	-	-
Share-based compensation (note 8)	-	-	-	11,448,361	-	11,448,361
Performance share units redeemed	4,550,245	7,402,079	-	(7,402,079)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(26,606,305)	(26,606,305)
Balance, September 30, 2025	87,455,722	$187,362,629	$-	$28,102,576	$(205,904,330)	$9,560,875

Balance, December 31, 2025	100,257,009	$201,866,449	$-	$29,084,244	$(213,072,975)	$17,877,718
Issuance of units	11,423,078	14,850,001	-	-	-	14,850,001
Share issuance costs	-	(980,255)	(256,120)	-	-	(1,236,375)
Fair value of warrants	-	(3,076,241)	3,076,241	-	-	-
Restricted share units redeemed	523,124	1,360,122	-	(1,360,122)	-	-
Warrants exercised	5,387,500	10,047,603	-	-	-	10,047,603
Fair value of warrants exercised	-	6,219,849	-	-	-	6,219,849
Performance share units redeemed	4,019,612	7,145,399	-	(7,145,399)	-	-
Share-based compensation (note 8)	-	-	-	10,057,403	-	10,057,403
Stock options exercised	7,500	12,075	-	-	-	12,075
Fair value of options exercised	-	9,490	-	(9,490)	-	-
Net loss and comprehensive loss for the period	-	-	-	-	(30,225,020)	(30,225,020)
Balance, September 30, 2026	121,617,823	$237,454,492	$2,820,121	$30,626,636	$(243,297,995)	$27,603,254

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

1.            Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation's registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the "Corporation" or "Cardiol") is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company’s lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular innate immune system response known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the "TSX") and its common shares commenced trading on the TSX under the symbol "CRDL". On August 10, 2021, the Corporation's common shares commenced trading on The Nasdaq Capital Market under the symbol "CRDL".

2.            Material accounting policy information

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS Accounting Standards”).

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative liabilities measured at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of November 12, 2026, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2025.

Any subsequent changes to IFRS Accounting Standards that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2026, could result in restatement of these unaudited condensed interim consolidated financial statements.

3.            Cash and cash equivalents

Interest earned on cash and cash equivalents for the three and nine months ended September 30, 2026, amounted to $200,316 and $602,372 (three and nine months ended September 30, 2025 - $122,256 and $551,192).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

4.            Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2024	$341,238	$172,954	$237,248	$66,864	$149,947	$968,251
Additions	-	-	-	1,937	22,547	24,484
Balance, December 31, 2025	$341,238	$172,954	$237,248	$68,801	$172,494	$992,735
Additions	-	56,051	-	-	19,170	75,221
Balance, September 30, 2026	$341,238	$229,005	$237,248	$68,801	$191,664	$1,067,956

Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2024	$260,652	$130,647	$237,248	$45,657	$98,455	$772,659
Depreciation for the year	63,984	12,692	-	4,435	20,872	101,983
Balance, December 31, 2025	$324,636	$143,339	$237,248	$50,092	$119,327	$874,642
Depreciation for the period	16,602	17,367	-	2,806	14,266	51,041
Balance, September 30, 2026	$341,238	$160,706	$237,248	$52,898	$133,593	$925,683

Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2025	$16,602	$29,615	$-	$18,709	$53,167	$118,093
Balance, September 30, 2026	$-	$68,299	$-	$15,903	$58,071	$142,273

5.            Lease liability

Carrying Value
Balance, December 31, 2024	$158,532
Repayments	(55,376)
Accretion	22,367
Balance, December 31, 2025	$125,523
Repayments	(41,532)
Accretion	13,283
Balance, September 30, 2026	$97,274
Current portion	42,898
Long-term portion	$54,376

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

6.            Derivative liability

In October 2025, the Corporation issued 5,712,500 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of US$1.35 per share for a period of two years from closing. The original estimated fair value of $3,089,610 was assigned to the 5,712,500 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a share price of $1.46, a risk-free interest rate of 2.37%; an expected volatility factor of 81%; and an expected life of 2 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation's functional currency.

During the nine months ended September 30, 2026, 5,387,500 warrants were exercised, and fair value of $6,219,849 was moved to share capital. As at September 30, 2026, 325,000 warrants remain outstanding. As at September 30, 2026, the fair value of the derivative liability was $148,809 (December 31, 2025 - $2,137,867). During the three and nine months ended September 30, 2026, the value of the derivative liability increase was $3,854,360 and $4,230,791.

Significant assumptions used in determining the fair value of the derivative warrant liability at September 30, 2026 are as follows:

Share price	$2.37
Exercise price	$1.92
Risk-free interest rate	2.32%
Expected volatility	47%
Expected life in years (i)	0.04
Expected dividend yield	Nil

(i) In September 2026, the expiry date was accelerated to October 16, 2026.

Weighted average of significant assumptions used in determining the fair value of the exercised warrants at their respective exercise date are as follows:

Share price	$2.67
Exercise price	$1.87
Risk-free interest rate	2.72%
Expected volatility	66%
Expected life in years	1.20
Expected dividend yield	Nil

7.            Share capital

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

7.            Share capital (continued)

b) Common shares issued

	Number of common shares	Amount
Balance, December 31, 2024	82,608,992	$179,335,421
Restricted share units exercised (note 8)	271,485	568,836
Stock options exercised (note 8)	25,000	34,260
Fair value of stock options exercised (note 8)	-	22,033
Performance share units redeemed (note 8)	4,550,245	7,402,079
Balance, September 30, 2025	87,455,722	$187,362,629
Balance, December 31, 2025	100,257,009	$201,866,449
Issuance of units (i)	11,423,078	14,850,001
Share issuance costs (i)	-	(980,255)
Fair value of warrants (i)	-	(3,076,241)
Stock options exercised (note 8)	7,500	12,075
Fair value of stock options exercised (note 8)	-	9,490
Restricted share units exercised (note 8)	523,124	1,360,122
Warrants exercised (note 6)	5,387,500	10,047,603
Fair value of warrants exercised (note 6)	-	6,219,849
Performance share units exercised (note 8)	4,019,612	7,145,399
Balance, September 30, 2026	121,617,823	$237,454,492

(i) In January 2026, the Corporation completed a unit financing by issuing 11,423,078 common share units at $1.30 per unit for gross proceeds of $14,850,001. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $1.75 per share for a period of 2 years from closing. Share issuance costs of $1,236,375 were incurred, of which $256,120 was allocated to warrants.

The fair value of $3,076,241 was assigned to the 5,711,539 warrants issued as part of the units as estimated by using a fair market value technique incorporating the Black-Scholes option pricing model based on the assumptions below:

Share price	$1.41
Exercise price	$1.75
Risk-free interest rate	2.60%
Expected volatility	80%
Expected life in years	2.00
Expected dividend yield	Nil

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

8.            Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs"), and Deferred Share Units ("DSUs"), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation's issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the three and nine months ended September 30, 2026, the total expenses related to share-based compensation amounted to $3,447,195 and $7,665,977 (three and nine months ended September 30, 2025 - $3,999,605 and $7,686,761). All outstanding awards are settleable with common shares and not cash.

(a) Stock Options

	Number of stock options	Weighted average exercise price ($)
Balance, December 31, 2024	1,487,500	$2.76
Issued	1,560,000	1.65
Expired	(350,000)	3.05
Exercised (i)	(25,000)	1.37
Cancelled (ii)	(1,000,000)	1.63
Balance, September 30, 2025	1,672,500	$2.35
Balance, December 31, 2025	4,782,500	$1.73
Expired	(60,000)	5.77
Exercised (iii)	(7,500)	1.61
Balance, September 30, 2026	4,715,000	$1.69

(i) The weighted average share price on date of exercise was $1.70.

(ii) During the period ended September 30, 2025, the Corporation cancelled 1,000,000 stock options held by a consultant, and issued 400,000 PSUs of the Corporation to replace the cancelled stock options. The cancelled stock options were revalued as of the grant date of the PSUs using the Black-Scholes option pricing model with weighted average assumptions that correspond to their time to maturity. The following weighted average assumptions were used for the calculation:

Fair value of stock options at cancellation date	$0.95
Share price	$1.97
Exercise price	$1.54
Risk-free interest rate	2.69%
Expected volatility	80%
Expected life in years	1.67
Expected dividend yield	Nil

The remaining unvested fair value of the cancelled options converted into PSUs has been recorded as share-based compensation expense.

(iii) The weighted average share price on date of exercise was $2.61.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(a) Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of September 30, 2026:

Expiry date	Exercise price ($)	Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
December 8, 2026	3.59	0.19	325,000	325,000
January 11, 2027	2.18	0.28	220,000	220,000
March 1, 2027	2.56	0.42	200,000	200,000
March 9, 2027	1.60(i)	0.44	200,000	200,000
May 12, 2027	1.46	0.61	70,000	70,000
September 13, 2027	1.61	0.95	200,000	200,000
July 21, 2028	1.67	1.81	50,000	50,000
July 7, 2029	2.07	2.77	30,000	20,000
August 19, 2029	1.50	2.89	30,000	20,000
May 25, 2030	1.55(i)	3.65	120,000	120,000
May 25, 2030	2.12	3.65	100,000	100,000
May 29, 2030	1.65(i)	3.66	60,000	20,000
December 2, 2030	1.40	4.18	2,620,000	-
December 2, 2030	1.42(i)	4.18	490,000	-
	1.69	3.14	4,715,000	1,545,000

(i) Denotes exercise price in USD; these amounts were translated to CAD for presentation purposes at the September 30, 2026 rate of 1.42.

(ii) Subsequent to September 30, 2026, 20,000 stock options were forfeited.

(b) Performance Share Units

Number of
PSUs
Balance, December 31, 2024	-
Issued (i), (ii)	5,266,000
Redeemed (iv)	(4,586,245)
Balance, September 30, 2025	679,755

Balance, December 31, 2025	2,167,284
Issued (i), (iii)	3,951,642
Expired	(2,000,000)
Redeemed (v)	(4,019,612)
Balance, September 30, 2026	99,314

(i) Grants of PSUs require completion of certain performance criteria specific to each grant. As the fair value of the services for certain PSUs issued cannot be reliably measured, the fair value was determined on the basis of the equity issued. The fair value of PSUs granted was determined based on the Corporation's share price, adjusted by the estimated likelihood of the performance conditions being met.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(b) Performance Share Units (continued)

(ii) During the period ended September 30, 2025, the Corporation settled $3,761,600 of accounts payable and accrued liabilities through PSUs valued at $4,289,960. Loss on settlement of debt of $528,360 is recorded in research and development.

(iii) During the period ended September 30, 2026, the Corporation settled $2,391,426 of accounts payable and accrued liabilities through PSUs valued at $3,152,044. Loss on settlement of debt of $760,618 is recorded in research and development.

(iv) The weighted average share price on date of redemption was $1.65.

(v) The weighted average share price on date of redemption was $1.89.

The following table reflects the actual PSUs issued and outstanding as of September 30, 2026:

	Weighted average		Number of
	remaining	Number of	PSUs
	contractual	PSUs	vested
Expiry date	life (years)	outstanding	(exercisable)
December 31, 2026	0.25	49,314	-
June 30, 2027	0.75	50,000	-
	0.50	99,314	-

(i) Subsequent to September 30, 2026, 965,747 PSUs were issued.

(ii) Subsequent to September 30, 2026, 1,016,586 PSUs were redeemed.

(c) Restricted Share Units

Number of
RSUs
Balance, December 31, 2024	4,852,299
Issued (i)	147,242
Redeemed (ii)	(271,485)
Balance, September 30, 2025	4,728,056

Balance, December 31, 2025	4,763,443
Issued (i)	105,238
Expired	(50,000)
Redeemed (iii)	(523,124)
Balance, September 30, 2026	4,295,557

(i) The fair value of RSUs granted was determined based on the Corporation's share price.

(ii) The weighted average share price on date of redemption was $1.49.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

8.	Share-based payments (continued)

(c) Restricted Share Units (continued)

(iii) The weighted average share price on date of redemption was $2.58.

The following table reflects the actual RSUs issued and outstanding as of September 30, 2026:

	Weighted average		Number of
	remaining	Number of	RSUs
	contractual	RSUs	vested
Expiry date	life (years)	outstanding	(exercisable)
July 10, 2027	0.78	2,530,124	1,722,626
July 31, 2027	0.83	1,291,058	1,291,058
October 31, 2027	1.08	32,874	32,874
September 30, 2030	4.00	147,242	147,242
December 30, 2030	4.25	189,021	-
June 30, 2031	4.75	105,238	-
	1.16	4,295,557	3,193,800

(i) Subsequent to September 30, 2026, 653,990 RSUs were redeemed.

9.	Warrants

	Number of
	warrants	Amount
Balance, December 31, 2024 and September 30, 2025	-	$-

Balance, December 31, 2025	5,712,500	$-
Issued (Note 7)	5,711,539	2,820,121
Exercised (i)	(5,387,500)	-
Balance, September 30, 2026	6,036,539	$2,820,121

(i) During the period ended September 30, 2026, 5,387,500 warrants were exercised for gross proceeds of $10,047,603.

The following table reflects the actual warrants issued and outstanding as of September 30, 2026:

		Remaining
	Exercise	contractual	Warrants
Expiry date	price ($)	life (years)	exercisable
October 16, 2026 (ii)	1.92(i)	0.04	325,000
January 23, 2028	1.75	1.32	5,711,539
	1.76	1.25	6,036,539

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

9.	Warrants (continued)

(i) Warrants carry an exercise price of US$1.35. This amount was translated to CAD for presentation purposes at the September 30, 2026 rate of 1.42. These warrants are classified as a derivative liability on the statement of financial position (see note 6).

(ii) In September 2026, the expiry date was accelerated to October 16, 2026 following the volume-weighted average trading price of the Common Shares exceeding US$2.00 for five consecutive trading days. Subsequent to September 30, 2026, 25,000 warrants were exercised and 300,000 warrants expired unexercised.

10.	Loss per share

For the three and nine months ended September 30, 2026, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $13,324,604 and $30,225,020 (three and nine months ended September 30, 2025 - $9,964,281 and $26,606,305) and the weighted average number of common shares outstanding of 118,028,542 and 114,016,950 (three and nine months ended September 30, 2025 - 84,727,401 and 83,337,682). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

11.	Commitments

(i) The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2026	$13,844	$12,961	$26,805
2027	55,376	51,846	107,222
2028	46,146	43,205	89,351
	$115,366	$108,012	$223,378

(ii) The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2026	$308,619
2027	35,676
Total	$344,295

(iii) Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for the following contract research services:

2026	$594,618
2027	958,609
2028	45,833
2029	22,196
Total	$1,621,256

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

12.	Operating expenses

The following details highlight certain non-cash components of the research and development and general and administration expenses. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
General and administration expenses
Depreciation of property and equipment	$12,786	$25,551	$51,041	$76,007
Non-cash share-based compensation	3,156,684	3,306,682	6,412,858	6,373,154

Research and development expenses
Non-cash share-based compensation	$290,510	$692,923	$1,253,119	$1,313,607

13.	Related party transactions

(a) The Corporation entered into the following transactions with related parties:

(i) Included in research and development expense is $30,000 and $55,000 for the three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025 - $nil) paid to a company related to a director. As at September 30, 2026, $11,300 (December 31, 2025 - $nil) was owed to this company and this amount was included in accounts payable and accrued liabilities.

(ii) General and administration expense includes $44,888 paid to a company related to an officer and director for the three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025 – $nil), and $52,014 in share-based compensation expense for the three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025 – $nil). As at September 30, 2026, $nil was owed to this company (December 31, 2025 – $nil), and $8,203 (December 31, 2025 – $nil) was paid to this company and was included in prepaid expenses.

(b) Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, and include any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation was as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2026	2025	2026	2025
Salaries and benefits	$604,385	$570,978	$2,499,600	$2,446,705
Share-based payments	298,311	248,951	1,107,908	1,187,740
	$902,696	$819,929	$3,607,508	$3,634,445

As at September 30, 2026, $76,617 (December 31, 2025 - $nil) was owed to directors and key management personnel.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2026

(Expressed in Canadian Dollars)

Unaudited

14.	Subsequent event

Subsequent to September 30, 2026, the Corporation announced it has entered into a sales agreement with Jefferies LLC (the “Sales Agent”) acting as agent in connection with the 2026 at-the-market offering program (the “2026 ATM Program”). Under the terms of the 2026 ATM Program, the Corporation may, from time to time, sell common shares (the “Offered Shares”) having an aggregate value of US$75,000,000 through the Sales Agent on the Nasdaq Capital Market.

The timing and extent of the use of the 2026 ATM Program will be at the discretion of the Corporation and the Corporation has no obligation to sell any shares pursuant to the 2026 ATM Program. Accordingly, total gross proceeds from offerings under the 2026 ATM Program could be less than US$75 million. The 2026 ATM Program will be effective until the earliest of (i) the issuance and sale of all of the Offered Shares issuable pursuant to the 2026 ATM Program, (ii) the date that the 2026 ATM Program is terminated by the Corporation or the Sales Agent pursuant to the terms of the sales agreement, and (iii) the expiry of the Corporation’s Canadian final base shelf prospectus dated September 15, 2026. Subsequent to September 30, 2026, US$4.55 million of gross proceeds was raised under the 2026 ATM Program.